Exhibit 99.1

SciSparc-Clearmind Collaboration Leads to Filing of International Patent Application for Novel Combination Therapy Targeting Weight Loss and Fatty Liver Disease

TEL AVIV, Israel, July 30, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that its collaboration with Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind”) has led to the filing of a new international patent application under the Patent Cooperation Treaty. The application covers its innovative combination therapy of 5-methoxy-2-aminoindane and N-Acylethanolamines (MEAI) and Palmitoylethanolamide (PEA).

This proprietary combination is designed to address two significant global health challenges: obesity and metabolic dysfunction-associated steatotic liver disease (MASLD). According to the World Health Organization, obesity affects over 890 million people worldwide and is a leading risk factor for a range of chronic conditions. Meanwhile, non-alcoholic fatty liver disease (NAFLD), which is closely linked to metabolic disorders and poor long-term outcomes, is estimated to impact more than 30% of the global adult population, according to the article titled “Global incidence of non-alcoholic fatty liver disease: A systematic review and meta-analysis of 63 studies and 1,201,807 persons,” published in August 2023. Despite the scale of these problems, treatment options remain limited.

According to Clearmind, the novel approach has the potential to offer a safe and effective therapeutic alternative, leveraging the unique pharmacological profile of MEAI alongside the anti-inflammatory and neuroprotective properties of PEA.

This latest development adds to multiple patent applications already filed in the U.S. and other countries as part of the ongoing SciSparc-Clearmind collaboration.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

About Clearmind Medicine Inc. (Nasdaq: CMND) (FSE: CWY)

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. Clearmind’s intellectual portfolio currently consists of 19 patent families including 31 granted patents. For further information visit: https://www.clearmindmedicine.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when discussing the potential benefits and advantages of the new patent application, that this proprietary combination is designed to address two significant global health challenges: obesity and MASLD, and that it has the potential to offer a safe and effective therapeutic alternative, leveraging the unique pharmacological profile of MEAI alongside the anti-inflammatory and neuroprotective properties of PEA. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055